SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                  WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                                (Name of Issuer)

                     COMMON STOCK (par value $.01 per share)
                         (Title of Class of Securities)

                                    976592105
                                 (CUSIP Number)




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Item 1:  Edward A. Burkhardt
         ###-##-####
Item 2:  Not Applicable
Item 3:
Item 4:  United States
Item 5:  3,527,736
Item 6:  None
Item 7:  3,527,736
Item 8:  None
Item 9:  3,527,736
Item 10: Not Applicable
Item 11: 6.9%
Item 12  IN




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Item 1
     (a) Name of Issuer: Wisconsin Central Transportation Corporation

     (b) Address of Issuer's Principal Executive Offices:

               One O'Hare Centre, Suite 9000
               6250 North River Road
               Rosemont, IL 60017-5062

Item 2
     (a) Name of Person Filing: Edward A. Burkhardt

     (b) Address of Principal Business Office:

               One O'Hare Centre, Suite 9000
               6250 North River Road
               Rosemont, IL 60017-5062

     (c) Citizenship: United States

     (d) Title of Class of Securities: Common Stock, par value $.01 per share

     (e) CUSIP Number: 976592105

Item 3:  Not Applicable

Item 4 Ownership:

     (a) Amount Beneficially Owned:3,527,736 shares (includes shares received pursuant to the Issuer's two-for-one and three-for-one stock splits paid in the form of stock dividends on July 5, 1994 and May 31, 1996, respectively, and includes 24,000 shares which the undersigned has a right to acquire within 60 days pursuant to options granted to him pursuant to the Issuer's Director Stock Option Plan).

     (b) Percent of Class: 6.9%

     (c) Number of shares as to which such person has:






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          (i) sole power to vote or direct the vote: 3,527,736 (except that such powers with respect to the 24,000 shares subject to the options require the exercise of such options)

          (ii) shared power to vote or direct the vote: None

          (iii) sole power to dispose or direct the disposition of: 3,527,736 (except that such powers with respect to the 24,000 shares subject to the options require the exercise of such options)

          (iv) shared power to dispose or to direct the disposition of: None

Item 5  Ownership of Five Percent or Less of a Class: Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8  Identification  and  Classification  of  Members  of  the   Group:   Not
Applicable

Item 9  Notice of Dissolution of Group: Not Applicable

Item 10 Certification:  Not Applicable

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 1998

By:  /s/ Edward A. Burkhardt
     -----------------------------
     Edward A. Burkhardt



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